

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

May 11, 2023

Qiwei Miao
Chief Executive Officer
EShallGo Inc.
12F Block 16, No.1000 Jinhai Road
Pudong New District
Shanghai, China 201206

> **Re: EShallGo Inc.**
> **Registration Statement on Form F-1**
> **Filed April 27, 2023**
> **File No. 333-271478**

Dear Qiwei Miao:

We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Form F-1 Filed April 27, 2023

Cover page

1. You state that according to your PRC counsel, Beijing DOCVIT Law Firm, "no relevant PRC laws or regulations in effect require that [you] obtain permission from any PRC authorities to issue securities to foreign investors, and [you] have not received any inquiry, notice, warning, sanction, or any regulatory objection to this offering from the CSRC, the CAC, or any other PRC authorities that have jurisdiction over [y]our operations," and yet in the same paragraph you acknowledge that you are subject to the filing requirements for this offering under the Trial Measures and Guidance Rules and Notice. You make similar statements on pages 60-61, where the risk factor is titled "The approval of the CSRC will be required in connection with this offering" and yet in the risk factor itself you state that

your PRC counsel "has advised [you] based on their understanding of the current PRC laws, rules and regulations that the CSRC's prior approval is not required for the listing and trading of [y]our ordinary shares on NASDAQ in the context of this offering." These statements appear to conflict; please revise to reconcile these statements.

Selected Condensed Consolidated Statements of Operations, page 11

2. Please revise to include a condensed consolidating statement of operations for all periods presented in your financial statements including the six months ended September 30, 2021. A condensed consolidating statement of cash flows should also be provided for this period.

Selected Condensed Consolidated Balance Sheets, page 12

3. The consolidated total liabilities, consolidated total shareholders' equity and consolidated total equity as of September 30, 2022 presented in the condensed consolidating schedule are not consistent with your condensed consolidated balance sheet presented on page F-2. Also, the consolidated total shareholders' equity and non-controlling interest as of March 31, 2022 are not consistent with the audited balance sheet as of this date on page F-3. Please revise to reconcile the differences.

4. The total liabilities presented under VIE (PRC) as of September 30, 2022, March 31, 2022 and March 31, 2021 appear to be inconsistent with the tables presented on page F-10 of the unaudited financial statements for the interim period ended September 30, 2022 and page F-11 of the audited financial statements for the year ended March 31, 2022. Also, the net cash provided by operating activities for the six months ended September 30, 2022 presented under VIE (PRC) is inconsistent with that in the table on page F-10 of the interim financial statements. Please reconcile the differences.

Selected Condensed Consolidated Statements of Cash Flows, page 13

5. It appears the sum of net cash provided by (used in) operating activities under each entity for the six months ended September 30, 2022 is inconsistent with the consolidated total amount for the same period. Please revise to reconcile the difference.

6. The consolidated total net cash provided by financing activities for the six months ended September 30, 2022 presented in the condensed consolidating schedule is not consistent with your unaudited condensed consolidated statement of cash flows presented on page F-5. Please revise to reconcile the difference.

Regulatory Permissions, page 19

7. We note your disclosure that you "have been actively collecting necessary disclosure to the CSRC in order to fully comply with necessary filing procedures pursuant to the Trial Measures, and [you] have filed with the CSRC on April 29, 2023." Further revise your disclosure to state whether the offering is contingent upon receipt of approval from the

CSRC and disclose whether you have received approval to date. In your related risk factor disclosure on page 20, acknowledge that any non-compliance will result in being prohibited from listing.

Financial Statements, page F-1

8. Please update your financial statements in accordance with Item 8.A.4 of Form 20-F or include the representation noted in the Instruction 2 to Item 8.A.4 as an exhibit to your registration statement.

Condensed Consolidated Balance Sheets as of September 30, 2022 and March 31, 2022, page F-2

9. The amounts of finance receivables, net - current, finance receivables, net - non-current, additional paid-in capital, accumulated other comprehensive income and non-controlling interest as reflected in the March 31, 2022 balance sheet on page F-2 are inconsistent with those included in the audited balance sheet for this period on page F-3. Please reconcile and revise these amounts to resolve the inconsistencies.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Suying Li at 202-551-3335 or Linda Cvrkel at 202-551-3813 if you have questions regarding comments on the financial statements and related matters. Please contact Scott Anderegg at 202-551-3342 or Mara Ransom at 202-551-3264 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Trade & Services